October 7, 2010

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4831

By electronic filing (“Edgar correspondence”) with paper courtesy copies.

Attention: John Cash, Accounting Branch Chief

Re:	Veolia Environment Form 20-F for the Fiscal Year ended December 31, 2009 Filed April 19, 2010 File No. 1-15248

Dear Mr. Cash:

Thank you for your letter dated September 27, 2010 containing comments on our response letter filed on EDGAR on September 17, 2010 regarding the above-referenced filing.  Set forth below are the responses of Veolia Environnement (the “Company”) to the comments included in your September 27 letter.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the comment letter, and have provided the Company’s responses immediately following each numbered comment.

This letter has been prepared in consultation with Cleary Gottlieb Steen & Hamilton LLP, our U.S. and French counsel.

Veolia Environnement Siège social : 38, avenue Kléber • 75799 PARIS Cedex 16 • France tél. : +33 (0)1 71 75 00 00 • fax : +33 (0)1 71 75 10 45 www.veolia.com	Société Anonyme à Conseil d’Administration au capital de 2 486 811 960 euros 403 210 032 RCS PARIS

Overview, page 70
Presentation of Information in this Section, page 73
Non-GAAP Measures, page 74

1.
We note your response to comment 2 in our letter dated August 10, 2010. Specifically, you state that you will “provide additional explanatory disclosure as to why [you use] this cash flow-related indicator to measure performance”.  However, the draft disclosures you provided appear to be focused on communicating to investors the nature of the adjustments being made to the IFRS measure.  Please provide us disclosure you intend to include in future filings that clearly communicates to investors why you are using a cash flow-related indicator to measure performance and why this measure is useful as a performance measure.

Response:
The Company notes the staff’s comments and will in its future filings provide additional explanatory disclosure as to why it uses this cash flow-related indicator to measure performance.  The Company proposes amend its proposal regarding the definition of “Adjusted operating cash flow” on page 74 of the 2009 Form 20-F to read as follows (marked to show changes from the disclosure proposed in our letter dated September 17, 2010; dates will be changed as appropriate):

“Adjusted operating cash flow” (known in French as capacité d’autofinancement opérationnelle) is an indicator that we use as a performance measure. Adjusted operating cash flow is equal to operating income, adjusted to add or subtract (as applicable) depreciation, amortization and operational provisions expenses, impairment charges, net gains on divestitures and other non-cash items (primarily IFRS 2 share-based compensation charges and fair value adjustments in respect of derivatives).1

We use adjusted operating cash flow to measure the performance of our business, ~~which is conducted primarily under~~ because we believe it provides a uniform indicator of the performance of our long-term contracts ~~with our customers~~ (under which we conduct the largest part of our activities).  ~~Adjusted operating cash flow excludes a number of~~ The non-cash charges that we exclude from operating income to derive adjusted operating cash flow (such as depreciation, amortization and asset impairment~~, which can vary~~) may be subject to significantly different accounting treatment depending on the legal characteristics of ~~a contract~~ our contracts and/or the nature of ~~the customer~~ our customers.  Adjusted operating cash flow measures the cash-generation of our contracts, which is generally not affected by these differences in accounting treatment.  As a result, we believe this indicator provides us with a comparable measure of the performance of our divisions and geographical operations.

Adjusted operating cash flow is only one of the indicators we use to measure our performance.  We also use operating income and adjusted operating income, both of which take into account a number of non-cash charges.  These charges are important, as we would not be able to realize cash flows from our contracts without incurring the expenditures that generate the non-cash charges.  For example, depreciation charges for assets used in connection with our long-term contracts represent part of the cost of generating revenue and cash flow from those contracts.

In addition to measuring performance, we use adjusted operating cash flow as a tool to manage our business, for purposes of allocating resources internally, and as one of the elements that we use to determine variable compensation of our senior executives.

1           The Company will no longer need to exclude replacement costs due to a change in presentation effective January 1, 2010, that is described on Page 75 of the 2009 Form 20-F.

Adjusted operating cash flow is reconciled to operating income for the years ended December 31, 2007, 2008, and 2009 under “—Results of Operations – Year ended December 31, 2009 compared to Year ended December 31, 2008” and “—Results of Operations – Year ended December 31, 2008 compared to Year ended December 31, 2007.”

Results of Operations, page 79
Adjusted Operating Cash Flow, Adjusted Operating Income and Operating Income – Divisions, page 89
2.
In future filings, please provide your discussion and analysis of operating income at the reportable segment level before your discussion and analysis of adjusted operating cash flow at the segment level.  In this regard, it appears that operating income and operating cash flow before changes in working capital have been identified as the measures your CODM uses to assess performance at the reportable segment level based on the disclosures provided in Note 41. Please refer to Item 10(e)(1)(i)(A) of Regulation S-K for guidance.

Response:
The Company notes the staff’s comments and will in future filings provide its discussion and analysis of operating income at the reportable segment level before its discussion and analysis of adjusted operating cash flow at the segment level.

Note 1 Accounting principles and methods, page F-11
1.15    Financial instruments, page F-18
1.15.3 Cash and cash equivalents, page F-20

3.
We note your responses to comments 8 – 10 in our letter dated August 10, 2010. Since the UCITS investments represent a material component of cash and cash equivalents and total current assets, please revise your accounting policy in future filings to provide investors with a similar explanation as you have provided to us in determining that the UCITS investments meet the definition of cash equivalents in accordance with IAS 7.  Please also disclose the UCITS investments’ time to maturity from the date of acquisition.  If you have varying maturity dates, you may provide appropriate ranges of maturity dates.  Please ensure your disclosure clearly communicates, if correct, that you have received a guaranteed daily redemption for all of your UCITS investments, as you have stated in your responses to comments 8 and 10.

Response:	The Company notes the staff’s comments and will include the requested disclosure in future filings.

Note 4 Goodwill, page F-34

4.
We note your response to comment 11 in our letter dated August 10, 2010.  It remains unclear to us how the table you propose to include in future filings provides investors with the disclosures required by paragraphs 134(f)(ii) and 134(f)(iii) of IAS 36. Specifically, you disclose that your key assumptions include the change in activity volumes, prices and direct costs, and investments.  Also, it is unclear how a sensitivity analysis of a 1% increase in the discount rate and a 1% decrease in the perpetual growth rate effectively communicates to investors the specific amount by which the value assigned to your identified key assumptions must change for each of the identified CGU’s recoverable amounts to equal the carrying amounts.  Please confirm to us that you will provide investors with these disclosures in future filings.

Response:
In reference to the staff’s request for more information regarding the change in the values of key assumption necessary to provoke an impairment of goodwill at the CGU level, it should be pointed out the only assumptions which are modeled at the Group level are the perpetual growth rate, the discount rate and the cash-flow projections drawn from the six-year long-term plan validated by Executive Management.

The cash-flow projections in the long-term plan are mainly based on forecasts of volumes, prices, costs and investments, which are specific to each contract or activity.  The values assigned to each of these parameters reflect past experience and anticipated changes over the period of the business plans.

It would not be practical or meaningful to give a quantitative sensitivity analysis for an entire CGU, given the contract-specific nature of these items.  Price and volume assumptions relate to individual contracts and do not vary according to general rules or parameters, as most are local and subject to case by case contract provisions.  Moreover, the disclosure of such information could be highly prejudicial to the Company’s business.

In order to make the disclosure relating to the Company’s assumptions more clear, the Company proposes to amend the disclosure appearing in Note 1.11, which appeared at the bottom of page F-16 in the 2009 20-F, to reflect the foregoing, as follows:

The value-in-use is determined by discounting the future cash flows expected to be derived from the asset, CGU or group of CGUs considered, taking into account, where appropriate, the residual value. Given the Group’s activities, the CGUs generally represent a country in each Division. Future cash flows are taken for the first six years from the long-term plan validated by Executive Management. The terminal value is calculated based on discounted forecast flows for the last year (20XX). These flows are based on a perpetual growth rate reflecting factors such as inflation. The common ~~main~~ assumptions included in the calculation of the value in use of each CGU are the discount rate and the perpetual growth rate.~~, changes in activity volumes, prices and direct costs (inflation rate) and investments over the period~~:

A discount rate (weighted average cost of capital) is determined for each asset, CGU or group of CGUs: it is equal to the risk-free rate plus a risk premium weighted for country-specific risks. The discount rates estimated by management for each cash-generating unit therefore reflect current market assessments of the time value of money and the country specific risks to which the cash-generating unit is exposed, with the other risks reflected in the expected future cash flows from the assets.

Cash flow projections in the business plan reflect ~~C~~changes in volumes, prices ~~and~~ direct costs, and investments over the period, which are determined on a contract- or activity-specific basis and which reflect past experience and anticipated changes over the period of the business plan. ~~are based on past changes and expected future market trends.~~

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The Company acknowledges that:

-	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

-	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

Please direct any questions or comments regarding the enclosed material to the Company’s general secretary, Mr. Olivier Orsini, at +33 1 71 75 01 21, or to Andrew Bernstein of Cleary Gottlieb Steen & Hamilton LLP at +33 1 40 74 68 60.

Very truly yours,

/s/ Pierre-François Riolacci Pierre-François Riolacci Chief Financial Officer

cc:	Olivier Orsini, General Secretary
Veolia Environnement
Andrew Bernstein, Partner
Cleary Gottlieb Steen & Hamilton LLP

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